Exhibit 21
Subsidiaries

State of Incorporation or
Name	Organization
Resolute Natural Resources Company, LLC	Delaware
RNRC Holdings, Inc.	Delaware
WYNR, LLC	Delaware
BWNR, LLC	Delaware
Resolute Wyoming, Inc.	Delaware
Hicks Acquisition Company I, Inc.	Delaware
Resolute Aneth, LLC	Delaware
Resolute Northern Rockies, LLC	Delaware